VATECH

TELEFAX

03 NOV -6 AM 7:21

SUPPL

An: To:	SEC	Datum: Date:	6.11.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl[redacted]	3
Fax:	001 202 9429 525		03037122
Von: From:	Wolfgang Schwaiger	Tel.: (+43/732) 6986 - 9222	
Abteilung: Department:	Strategy, Communications and Investor Relations	Fax: (+43/732) 6980 - 3416	E-Mail: wolfgang.schwaiger@vatech.at
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 11/13

VA TECH HYDRO

PRESS RELEASE

VA TECH HYDRO wins major new Contract in Iceland

VA TECH HYDRO, one of the worlds leading suppliers of equipment and services for hydropower plants, has been awarded a contract to supply the turbines, generators and electrical equipment for the Kárahnjúkar power plant in Iceland. The power plant project is managed by Landsvirkjun, Iceland's national utility company and is valued at approx. € 60 million.

VA TECH HYDRO's scope of supply for this project comprises six 130 MW high-head Francis turbines and six synchronous generators. With an installed capacity of 780 MW and a harnessed flow rate of 160 m^3/s the plant will have an electricity generation of 4,450 GWh per year (corresponding to the annual energy consumption of approx, one million households). The Karahnjukar facility is designed to supply electricity to an aluminium smelter with a capacity to produce 320,000 tons of aluminium per year.

The Kárahnjúkar power station is located in the eastern part of Iceland, approximately 670 km from the capital Reykjavik and will boost the installed hydropower capacity of Iceland by almost 70%. This project is one of the biggest investments in Iceland's history with the overall sum (hydro and aluminium) amounting to approximately € 2.5 billion. This is the second large-scale order from Iceland for VA TECH HYDRO. At the end of the nineties the company supplied the electromechanical equipment for Sultartangi HEPP.

A high degree of customer satisfaction combined with confidence in the quality of VA TECH's hydropower plant products were decisive factors in awarding another contract to VA TECH HYDRO. With this project VA TECH HYDRO has proofed itself once again as a competent and experienced partner for sustainable solutions.

The project is to be completed by July 2007.

++++2003-11-06

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH HYDRO

VA TECH HYDRO is a company of the listed VA Technologie AG (VA TECH) group and is a global supplier of electromechanical equipment and services ("Water to Wire") for hydropower plants. VA TECH HYDRO is one of the world's largest suppliers for the hydropower generation market, and holds a leading position in the growing power plant refurbishment sector. In 2002, VA TECH HYDRO achieved a turnover of € 760 million. It has approximately 3,100 employees.

This and other VA TECH and VA TECH HYDRO press releases are also available on the Internet; www.vatech.at and www.vatech-hydro.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-198
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at